EXHIBIT 99.1
CANADA MORTGAGE AND HOUSING CORPORATION
SUPPLEMENTAL INFORMATION
GENERAL INFORMATION
Agency and Crown Corporation Status
             Canada Mortgage and Housing Corporation (“CMHC”) is an agent of Her Majesty in right of Canada by virtue of the Canada Mortgage and Housing Corporation Act (the “CMHC Act”) and is a Crown corporation wholly-owned by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including use of commercial principles and practices for achieving public policy objectives. CMHC is accountable for its affairs to Parliament through the Minister of Human Resources and Skills Development.
            All assets and liabilities of agent Crown corporations like CMHC are assets and liabilities of Canada. Accordingly, as an agent of Her Majesty, the payment of principal of and any interest or premium on all securities issued by CMHC, or guaranteed by CMHC as to timely payment of principal and interest, carries the full faith and credit of Canada and all such securities and guarantees constitute direct unconditional obligations of and by Canada. Payment of the principal of and any interest or premium on securities issued by CMHC, and the guarantee of CMHC as to timely payment of principal and interest, each constitutes a charge on and is payable out of the Consolidated Revenue Fund (the “CRF”) of Canada. The CRF is the aggregate of all public monies, such as tax revenues, which are on deposit at the credit of the Receiver General for Canada, the public officer who receives or collects public monies for and on behalf of Canada.
Canada Housing Trust (CHT)
            CHT was established in 2001 as an Issuer Trustee. CHT’s functions are limited to the acquisition of interests in eligible housing loans such as National Housing Act Mortgage-Backed Securities, the purchase of highly-rated investments, certain related financial hedging activities and the issuance of Canada Mortgage Bonds. Canada Mortgage Bonds are guaranteed by CMHC under its securitization activity.
            As required by Accounting Guideline 15, Consolidation of Variable Interest Entities (“AcG-15”), the accounts of CHT, a variable interest entity (VIE) for which CMHC is considered to be the primary beneficiary, are consolidated with the financial statements of CMHC. AcG-15 was issued by the Canadian Institute of Chartered Accountants.
Insured Mortgage Purchase Program (IMPP)
            In 2008, the Government of Canada announced it would purchase through CMHC securities backed by insured mortgages to enhance the ability of lenders to provide loans. Approximately $69 billion of securities backed by insured mortgages were purchased under the IMPP before it ended in March 2010.
CONTROLS AND FINANCING AUTHORITY
Board of Directors
            CMHC’s Board of Directors (the “Board”) is responsible for managing the affairs of CMHC and the conduct of its business.
            There are three Board Committees: the Governance and Nominating Committee, the Audit Committee, and the Human Resources Committee. The Board and Principal Officers of CMHC are listed on pages 121-124 of Exhibit 99.2 hereto.
Legislation
            CMHC’s authorities, roles and responsibilities are defined in the CMHC Act, the National Housing Act (“NHA”) and the Financial Administration Act (“FAA”).
Canada Mortgage and Housing Corporation Act
            CMHC is incorporated pursuant to the CMHC Act. The CMHC Act establishes CMHC as an agent of Her Majesty in right of Canada. The CMHC Act sets forth the constitution and general powers of CMHC, the requirements for the appointment of CMHC’s Board and officers and the roles of the Board and the President. The borrowing powers of CMHC, as well as the statutory limits on CMHC’s borrowing in the capital markets, are also set forth in the CMHC Act. CMHC’s borrowing limits may also be increased through an act of Parliament.
National Housing Act
            CMHC was established to carry out the provisions of the NHA. CMHC’s mandate as described in the NHA is to promote housing construction, repair and modernization, housing affordability and choice, improvements to overall living conditions, the availability of low-cost financing, and the national well-being of the housing sector.
Financial Administration Act
            The basic system of financial and budgetary controls for federal government departments and Crown corporations is established under the FAA. CMHC is governed by the CMHC Act, the NHA and by general provisions of the FAA in respect of management, books of account, records, auditing and reporting. Under the FAA, the Governor-in-Council may give directives to Crown corporations when it is in the public interest to do so, with such directives being implemented promptly and efficiently.
            Under the FAA, CMHC must annually submit a five-year corporate plan (the “Corporate Plan”) to the Minister responsible for CMHC (the “Minister for CMHC”, currently the Minister of Human Resources and Skills Development) for approval by the Governor-in-Council. Following approval, a summary is tabled in Parliament by the Minister for CMHC, after which time the summary becomes a public document. The Corporate Plan sets forth information regarding the activities of CMHC for the next five years and includes annual Operating and Capital Budgets for the financial operations of CMHC.

            The FAA also requires that CMHC’s annual financial statements be prepared in accordance with Canadian generally accepted accounting principles and that an annual auditor’s report be prepared in respect of CMHC’s financial statements. The auditor’s report is addressed to the Minister for CMHC, through whom CMHC is ultimately accountable to Parliament. An annual report on CMHC’s operations for the past year, including the annual financial statements and auditor’s report, must be submitted to the Minister for CMHC for presentation to Parliament.
FUNDING
Authority to Borrow
            Until 1993, CMHC had borrowed funds from the CRF for all of its business purposes. The CMHC Act requires that these borrowings be made in accordance with the terms and conditions approved by the Governor-in-Council.
            A CMHC CRF borrowing agreement with the Government of Canada was approved by the Governor-in-Council, by Order-in-Council P.C. 1991-295, on February 14, 1991. Order-in-Council P.C. 1991-295 discontinued CMHC’s right of prepayment on such borrowings without penalty. As a result, CMHC assumed the interest rate risk which was previously borne by the CRF.
            From December 1993 to April 2008, CMHC, with the approval of the Minister of Finance, primarily borrowed money in the capital markets. CMHC borrowings from the capital markets satisfied the borrowing requirements associated with the financing of social housing mortgages. CMHC’s borrowings in the capital markets are at rates of interest that reflect its Crown corporation status and are used in financing social housing loans at break-even rates in order to reduce the cost of social housing assistance.
            Subsequent to April 2008, CMHC resumed borrowing directly from the CRF under the Crown Borrowing Program, an initiative announced by the Minister of Finance in the 2007 federal budget. CMHC continues to offer loans on a break-even basis, with lending rates taking into account the cost at which funding is obtained from the Government of Canada.
Borrowing Limits
            The Minister of Finance approves CMHC’s Borrowing Plan annually and establishes limits and parameters for borrowings. The 2010 Borrowing Plan provided a borrowing limit of $135.5 billion. The 2011 Borrowing Plan provides for a $78.0 billion borrowing limit. These limits include capital market borrowings and CRF borrowings from the Government of Canada incurred subsequent to April 2008. These limits do not apply to CHT borrowings.
            From December 1993 to April 2008, CMHC’s borrowing was limited to borrowing from the capital markets, which cannot exceed $20 billion in total indebtedness outstanding at any time. This limit did not apply to CHT borrowings or borrowings from the CRF.
            The capital markets borrowing program, to date, has included Canadian dollar offerings in the domestic, European and global markets, U.S. dollar offerings in the European and global markets, and the issuance of notes through a domestic and a Euro Medium-Term Note program. In addition, CMHC has borrowed through a commercial paper program in the Canadian capital markets and has established uncommitted lines of credit with several chartered banks. Subsequent to April 2008, CMHC has borrowed from the Government of Canada through the Crown Borrowing Program. Borrowings from the Government of Canada have included short-term and medium-term debt.
Authority to Guarantee
            CMHC, as agent for Her Majesty in right of Canada, is authorized to guarantee the timely payment of all principal and interest on Canada Mortgage Bonds issued by CHT. The Canada Mortgage Bonds are guaranteed by CMHC pursuant to the powers given to it in sections 4 and 14 of the NHA which expressly provide that “Every right or obligation acquired or incurred by the Corporation under this Act, whether in its name or in the name of Her Majesty, is a right or obligation of Her Majesty” (section 4), and “The Corporation may guarantee payment of any or all principal or interest, or both, in respect of securities issued on the basis of housing loans” (section 14).
Guarantee Limits
            The NHA, as supplemented by subsection 4(1) of the Appropriation Act No. 4, 1998-99 and the schedules to Appropriation Act No. 4, 1998-99, Appropriation Act No. 4, 2003-04, Appropriation Act No. 3, 2006-07, Appropriation Act No. 4, 2007-08 and Appropriation Act No. 5, 2008-09, sets limits to the guarantees that can be issued by CMHC. CMHC’s guarantee limit is $600 billion. Total principal obligations to investors guaranteed as of December 31, 2010 were $326 billion, which included $196 billion guaranteed under the Canada Mortgage Bond program and $130 billion guaranteed under CMHC’s NHA Mortgage-Backed Securities (MBS) program.
Debt Record
            CMHC has always paid promptly, when due, the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee.

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